Form N-SAR for the First Investors Special Bond Fund, Inc. 12/31/05

Sub-Item 77C:

	A special meeting of the shareholders of the First Investors Special Bond Fund, Inc. ("Fund") was held on October 28, 2005.

	The first proposal was to elect eight (8) Trustees. The following Trustees were elected: Charles R. Barton III, Stefan L. Geiringer,
Robert M. Grohol, Kathryn S. Head, Arthur M. Scutro, Jr.,
James M. Srygley, John T. Sullivan and Robert F. Wentworth.

	The second proposal was to approve the reorganization of the Fund into a series of a newly-established Delaware statutory trust. This proposal was approved with 2,047,543 shares voting for the adoption of the proposal and 5,183 shares voting against the adoption of the proposal.